Filed by: WellChoice, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities and Exchange Act of 1934

Subject Company: WellPoint, Inc.

Commission File Number: 001-16751

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

WLP - WellPoint and WellChoice to Merge

Event Date/Time: Sep. 27. 2005 / 10:15AM ET
Event Duration: N/A

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This transcript contains certain forward-looking information about WellPoint, Inc. (“WellPoint”), WellChoice, Inc. (“WellChoice”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of WellPoint and WellChoice, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by WellPoint (formerly Anthem, Inc.), WellPoint Health Networks Inc. (“WellPoint Health”) and WellChoice; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; other potential uses of cash in the future that present attractive alternatives to share repurchases; our ability to achieve expected synergies and operating efficiencies in the WellPoint Health merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; our ability to consummate WellPoint’s merger with WellChoice, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all; to meet expectations regarding repurchases of shares of our common stock and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither WellPoint nor WellChoice undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in WellPoint’s and WellChoice’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the reporting periods of 2005.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WellPoint and WellChoice. In connection with the proposed transaction, WellPoint and WellChoice will prepare a registration statement on Form S-4, containing a proxy statement/prospectus for the stockholders of WellChoice to be filed with the SEC and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to WellChoice’s stockholders. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, from WellPoint Investor Relations at 120 Monument Circle, Indianapolis, Indiana 46204, or from WellChoice Investor Relations at 11 West 42nd Street, New York, New York 10036.

PARTICIPANTS IN SOLICITATION

WellPoint, WellChoice and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding WellPoint’s directors and executive officers is available in WellPoint’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 8, 2005, and information regarding WellChoice’s directors and executive officers is available in WellChoice’s proxy statement for its 2005 annual meeting of stockholders, which was filed with SEC on March 28, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of WellChoice stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

PLEASE NOTE: THIS TRANSCRIPT HAS BEEN EDITED FOR ACCURACY

CORPORATE PARTICIPANTS

Tami Durle

WellPoint - VP of IR

Larry Glasscock

WellPoint - President & CEO

Mike Stocker

WellChoice - President & CEO

Dave Colby

WellPoint - CFO & EVP

CONFERENCE CALL PARTICIPANTS

Josh Raskin

Lehman Brothers - Analyst

Scott Fidel

JP Morgan - Analyst

John Rex

Bear Stearns - Analyst

Charles Boorady

Citigroup - Analyst

Matthew Borsch

Goldman Sachs - Analyst

Patrick Hojlo

Credit Suisse First Boston - Analyst

Michael Baker

Raymond James - Analyst

Peter Costa

FTN Midwest Securities - Analyst

Matthew Daley

Analyst

David Woodyatt

Harris Bank - Analyst

Henry Cosilia

A-Line Associates (ph) - Analyst

John Chen

Cafe Financial - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to this WellPoint and WellChoice’s conference call. Today’s call is being recorded. Now I would like to turn the call over to WellPoint management. Please go ahead.

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Tami Durle - WellPoint - VP of IR

Good morning and thank you for joining us on short notice this morning. This is Tami Durle, Vice President of Investor Relations for WellPoint. On behalf of Deborah Bohren, my counterpart at WellChoice, we’re delighted to introduce Larry Glasscock, WellPoint’s Chief Executive Officer, Mike Stocker, WellChoice’s Chief Executive Officer, David Colby, WellPoint’s Chief Financial Officer, and John Remshard, WellChoice’s CFO. We also have our respective general counsels on the line, Angela Braly and Linda Tiano, to answer any transaction-related questions you may have.

As you are now aware, we’re here this morning to discuss the details of our announced affiliation with WellChoice and to hold a question-and-answer session after opening comments.

Both WellPoint and WellChoice will be making some forward-looking statements on this morning’s call. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of WellPoint and WellChoice. These risks and uncertainties can cause actual results to differ materially from our current expectations. We advise listeners to review the risk factors discussed in our press release issued this morning and in our respective 2004 10-Ks and other periodic filings with the SEC.

In connection with the merger, WellPoint and WellChoice expect that a registration statement, which will include a proxy statement/prospectus, will be filed with the SEC. We urge listeners to review the registration statement if and when it becomes available, because it will contain important information about the merger. Information regarding the persons who may, under rules of the SEC, be considered participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can obtain free of charge documents filed with the SEC by WellPoint or WellChoice by visiting the SEC’s Web site at SEC.gov or by contacting the Investor Relations Department of WellPoint or WellChoice.

Larry, I will turn it over to you now.

Larry Glasscock - WellPoint - President & CEO

Thank you, Tami, and good morning to everyone on the line. I am truly thrilled to visit with you, and I am very pleased to be sharing our discussion today with my colleague, Mike Stocker. I think you’ll agree that we have some very, very exciting news to share with you.

You, no doubt, know by now that WellPoint and WellChoice have entered into a definitive merger agreement. This merger brings together two leading health benefits companies with very similar cultures and philosophies, both dedicated to excellence, both focused on our customers and on maximizing shareholder value. We see a very compelling strategic fit and see our combined companies strongly positioned to compete in the marketplace. We also believe that it is very important for our entire enterprise that the nation’s leading health benefits company have a presence right here in the nation’s leading financial center. We will elaborate more on these and other benefits in just a few moments.

Now for just a couple of the broad details about our transaction — under the agreement, WellPoint will acquire all of the outstanding shares of WellChoice for $38.25 in cash and 0.5191 share of WellPoint common stock per WellChoice share. This equates to a value of approximately $6.5 billion. The combined company will operate as a Blue Cross or Blue Cross Blue Shield licensee in 14 states and serve more than $33 million medical members.

I am very pleased to say that Mike Stocker will be President and CEO of WellPoint’s Northeast region, which will serve more than 7 million members in New York, Connecticut, New Hampshire and Maine. And the headquarters for the newly combined region will be right here in lower Manhattan, New York City. We will also add one member of WellChoice’s Board of Directors to the existing WellPoint board.

The transaction has been approved by both WellPoint and WellChoice’s Boards and will now require approval from WellChoice’s stockholders. The New York Public Asset Fund, which owns about 62% of WellChoice’s stock, has already signed a voting agreement committing it to vote for the merger. Additionally, the health insurance regulators for the state of New York and New Jersey will need to approve the transaction. Filings will also be required to be made with the SEC, and other approvals will be required from the Blue Cross and Blue Shield Association and the federal antitrust agencies under the Hart-Scott-Rodino Antitrust Improvements Act. We anticipate that we should be able to complete the transaction during the first quarter of 2006.

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

I would now like to share with you more about the rationale behind this transaction as well as the many benefits that we see growing from this very important combination. From WellPoint’s perspective, an affiliation with WellChoice provides us with a more distinctive profile in the Northeast with significant growth opportunities in every business segment, including further penetration of our Specialty products. More specifically, the combination will further strengthen WellPoint’s leadership in providing health benefits to National Accounts, that is, large employers with multi-state operations. The New York City area is the headquarters of more Fortune 500 companies than any other U.S. city, and this merger will give WellPoint a strategic presence in this very important market.

There’s an opportunity for WellChoice to significantly increase its penetration into this business segment, and we see an opportunity to expand it over time as we continue to demonstrate the seamless services we can provide these very important customers.

Our discussions have also identified opportunities to extend WellPoint’s expertise to the senior and middle markets, as well as expand sales in our specialty businesses. The merger will also enhance the combined companies’ ability to offer consumer directed health solutions, which are a growing choice of consumers and employers alike. Almost three-quarters of our 2006 national account RFPs have asked about our consumer-directed capabilities.

Earlier this year, you may remember, WellPoint acquired Lumenos, a pioneer and leader in consumer-directed health solutions. And WellChoice has incorporated Lumenos technology into its Empire Total Blue consumer-directed product. This recent acquisition of Lumenos, combined with WellChoice’s successful deployment of Lumenos features in its Empire Total Blue product, will allow us to immediately offer Lumenos’ total product line to new and existing national accounts headquartered in WellChoice’s service area.

Additionally, we believe there is much to be gained by combining the strength of both of our organizations to create operating synergies and to further enhance efficiencies. We are committed to capturing at least $25 million of pre-tax synergies in 2006, $50 million in 2007, and with at least $125 million fully realized synergies annually by 2010. The progression of savings is a bit more back-ended than some of our other prior affiliations, due to the existence of some longer-term contracts.

We will also capitalize upon WellChoice’s excellent performance record and very well-respected management team to ensure that we seek and execute on all the opportunities available to adopt best practices across our entire enterprise. Importantly, we anticipate a smooth transition because we are two companies, as I said, with very similar cultures and business approaches. We both place our customers first and place high priority on meeting distinctive service standards. We believe that our customers will benefit greatly from this transaction and from the continuity of a strong Blue Cross and Blue Shield organization with the added value of a locally managed national company.

We are ten months into our Anthem/WellPoint integration, and much of the heavy lifting there has already been completed, so we remain confident that our management teams are well prepared to execute on our new integration plans with WellChoice.

Also as a reminder, the Northeast region was not significantly impacted by the 2005 merger activities because no additional geographies were added to the Northeast region as a result of that combination. Furthermore, we do not anticipate the need to convert WellChoice’s claims systems to a new platform due to our use of middleware technology, thereby further reducing the risks of integration.

I am now very pleased to turn to my friend and colleague, Mike Stocker, for his comments. Mike?

Mike Stocker - WellChoice - President & CEO

Thanks, Larry. Needless to say, I am very excited about this transaction. Let me preview my comments with a brief overview of WellChoice. We have the exclusive right to use the Blue Cross and Blue Shield names and marks in 10 downstate New York counties and one or both of these names and marks in selected counties in upstate New York. We have more than 5 million members and are the market leader in our service area. We offer our customers the broadest provider network in these markets, a wide spectrum of product offerings and what we believe is the best service of any health plan in our service area.

Our 2004 operating revenue was nearly $6 billion, and our net income was about $240 million. We have an experienced management team with a track record of consistently achieving our goals for operational excellence. Above all, we very much share WellPoint’s dedication to providing quality products and services to our customers while also maintaining a strong commitment to our community.

The two companies together will be ideally positioned to promote preventive health care, engage consumers in maintaining their own good health and to make the investments necessary to lead positive change in the country’s health-care system. Additionally, it offers an opportunity for growth, collaboration and extends the value of our Blue Cross and Blue Shield heritage. As such, we believe it is good for our stockholders, for New York City and the state, and for our own employees at WellChoice.

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

We believe that the merger is particularly good news for the more than 5 million consumers served by Empire Blue Cross and Blue Shield and other WellChoice health plans. They will benefit from the resources of the nation’s leading health benefits company, resources that will make it possible to achieve some very important benefits for consumers. They are: to help reduce costs and hold down the rising costs of health insurance; to enhance efforts to improve the quality and safety of health care through collaboration with physicians and hospitals, including access to WellPoint’s integrated disease and case management capabilities; and to leverage the investment that WellPoint dedicates to innovative product development activity so we can introduce new products that give consumers greater choices and options to meet their changing needs. Furthermore, operating within a larger organization will provide additional avenues for career advancement for our valued employees.

Finally, we have observed WellPoint’s track record of integrating other Blue Cross and Blue Shield plans, and they have consistently delivered on their promise to all stakeholders involved. They have remained customer focused, witnessed no service disruptions due to merger activities, have met their targets for merger synergies, significantly reduced administrative costs as a percent of revenues and have provided new products, services and technologies to the market. This gives us additional confidence that we have chosen the right partner to plan our future with.

Back to you, Larry.

Larry Glasscock - WellPoint - President & CEO

Mike, thanks very much, and before I turn the call over for Q&A, I want to touch just briefly on the financing plan for this merger. About $3.2 billion of cash is needed to fund the transaction. What we plan to do is utilize $500 million in cash at the parent company and to access a $3 billion bridge facility. Our intention is to replace the bridge with an estimated $2.7 billion in permanent financing, which we believe can be obtained on very attractive terms.

With that information in mind, we expect this basic transaction to be neutral to earnings in 2006 and accretive thereafter. Now, simultaneous with the merger, WellPoint will increase its share buyback authorization to $1 billion due to the available cash at WellChoice. WellPoint expects to complete this buyback during 2006, which should make the entire transaction slightly accretive. If anyone has questions regarding the financial aspects of the transaction, Dave Colby is available to take those with me.

And finally, we are committed to integrating our organizations quickly and also very thoughtfully. I’ve appointed Alice Rosenblatt to lead integration efforts from WellPoint, and Mike will appoint a designated executive from our new Northeast region. Our experienced leadership gives us further confidence in our ability to continue generating at least 15% earnings per share growth for our shareholders.

So with that, let me turn it over for questions and then we’ll close.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Josh Raskin at Lehman Brothers.

Josh Raskin - Lehman Brothers - Analyst

Just one clarification and then one question. I think you had mentioned that there would be no systems conversions for WellChoice. I just wanted to make sure I heard that right or that was just simply around the claim systems.

And then just a second question around some of the longer-term synergies. It sounds like not huge expectations for ‘06 but some in ‘07 and I guess through 2010. Is that external vendors from WellChoice, or just what are some of the reasons? Are those longer-term contracts that are going to take time to get out of? That would be helpful. Thanks.

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Larry Glasscock - WellPoint - President & CEO

Sure. In terms of the systems remarks that I made in my remarks earlier, that’s absolutely correct. We don’t anticipate systems conversions of any magnitude from this affiliation.

In terms of the synergies, what we are saying to you is that we would have $25 million in synergies in 2006. That would increase to $50 million in ‘07 and then go up by an additional $25 million per year so that we achieve the full synergies of this, of $125 million, in 2010.

Again, the reason for some of those synergies coming later has to do with some of the specialty contracts which have existing contractual arrangements some three years in duration.

Josh Raskin - Lehman Brothers - Analyst

And could you just run through what some of those areas would be, Larry?

Larry Glasscock - WellPoint - President & CEO

Well, the PBM contract with an outside firm has a three-year term. The dental contract has a three-year term and the behavioral health contract has either a two or three-year term.

Operator

Scott Fidel at JP Morgan.

Scott Fidel - JP Morgan - Analyst

My question had to do with, if you could talk about the strategy in the small group market. WellChoice recently has been expanding the products there. And if you can talk about your thoughts around the opportunities on the small group side?

Larry Glasscock - WellPoint - President & CEO

Well, it represents about 10% of WellChoice’s enrollment. They do a great job in that area. What we’re counting on is basically bringing together the best practices across the entire enterprise, and our experience has been when we do that, that we are able to increase the small group membership across our system. So we’ve done some interesting things in the area of product development, and so I think we will let that unfold over the next few months.

One of the things that is important about this is that you may recall in some of our past calls we’ve mentioned our Centers of Business Excellence. So we are organized, obviously, by region and, within region, by segment. But overlaying that is this concept of Centers of Business Excellence. So that allows us, for example, for each market segment, to have a more formalized process to share best practices and get those implemented. And we have such a CBE for the middle market.

Scott Fidel - JP Morgan - Analyst

And also do you just have an estimate of what WellChoice’s penetration is right now into the national accounts market in New York?

Larry Glasscock - WellPoint - President & CEO

Quite significant. Again, it’s a great marketplace here. We’ve got about 86 Fortune 500 companies that are represented in WellChoice’s service area, and they do business with an awful lot of them.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Operator

John Rex at Bear Stearns.

John Rex - Bear Stearns - Analyst

Thank you. Historically, WellPoint has spoken to a 15% cash-on-cash return hurdle. And I wonder if you can just take us through the math for how, and I guess, actually more importantly, when you would expect to get to that hurdle. It seems like it’s pushed out a bit further than usual in terms of getting to that kind of hurdle.

Larry Glasscock - WellPoint - President & CEO

Yes, only a bit, and I’ll let Dave Colby share the calculation with you.

Dave Colby - WellPoint - CFO & EVP

I think what you’ll see is we expect to get close to it by the second year. The first year does fall below the 15%. How I get there is you look at a total purchase price of about $6.5 billion, but we do expect that at closing it will be pretty close to $1 billion of free cash at the parent. So the actual net cost is about $5.5 billion that we’re paying.

If you look at the company’s net income on pre-tax basis, because our 15% return is a pre-tax return, you’ll see it’s in the $460 million to $465 million range for 2005. If you add back depreciation and amortization, which is around $40 million, and take away capital expenditures of about 25 million, you’ll get pretty close to about $480 million of cash flow in 2005. Expected growth going from 2005 to 2006 is slightly in excess of 15%, and if you do that you’ll get a little bit north of $550 million of that cash flow in 2006, which with synergies of $25 million, gets you over 11% return just in 2006. With another 15% growth on top of that in synergies increasing from $25 to $50 million, you’ll get to a pretax cash flow of almost $685 million, which gets you to the 15% return. So we think we can get there in about a two-year period of time.

And as Larry said, the upside, we think, is we feel very comfortable with $125 million of synergies. We will get those synergies as we are able to use our specialty products and capture that profit in-house. It’s just that you just have to wait.

John Rex - Bear Stearns - Analyst

Why can’t you get on the PBM contract, it’s just too expensive to cancel it early, so it just doesn’t make sense?

Larry Glasscock - WellPoint - President & CEO

Our current plan is to let that contract run its course.

Operator

Charles Boorady at Citigroup.

Charles Boorady - Citigroup - Analyst

In terms of the negotiations with New York State regarding the PBM contract that WellChoice won for next year that they were collaborating, if that’s the right word, with Caremark for, I was curious where those negotiations stand and whether there was an opportunity for WellPoint to replace Caremark in those discussions for that new contract.

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Larry Glasscock - WellPoint - President & CEO

We have no plans to replace Caremark on that contract, and I would let Mike — I think it has obviously been announced. The contract is in the process of being negotiated, so I would anticipate that certainly going forward.

Mike Stocker – WellChoice President & CEO

We’re actually into the implementation phase on the contract. It has been announced. We don’t have any plans to change that; it’s a January effective date, and it’s a big account. And so we’re in the process of implementing it now.

John Rex - Bear Stearns - Analyst

And what is the duration on that contract with New York state? When is the earliest it would be up for renewal?

Mike Stocker – WellChoice President & CEO

That is a three-year agreement.

John Rex - Bear Stearns - Analyst

Got you. When you mentioned the 15% EPS growth target, Larry, is that pre any M&A? Or would that include any potential synergy from the combination with Anthem/WellPoint and now the combination of WellChoice?

Dave Colby - WellPoint - CFO & EVP

What we have said is that we will get 15% growth without having to do M&A to fill it in. I think as Larry said, this transaction, when you couple the transaction itself with using the excess cash that’s at WellChoice to do a stock buyback over the first year, is accretive. We’ll say slightly accretive, we’re in the $0.03 range, and obviously, that is in excess of our 15% targeted rate.

John Rex - Bear Stearns - Analyst

And that includes the synergy. What was cost synergy versus revenue, and of the cost synergy, what is admin versus medical?

Larry Glasscock - WellPoint - President & CEO

Yes. Again, on the synergies, about 80% will be cost-based synergies. Again, a lot of the revenue synergies are not only new medical members but also specialty business and specialty revenue. And because of some of those long-term nature of the contracts, we think, again, early on here, about 80% of the synergies will be cost related.

Dave Colby - WellPoint - CFO & EVP

And I should point out the other 20% that is revenue related, we feel pretty comfortable about because it’s primarily in investment income. Because, as many of you are aware, the excess cash being held today by WellChoice that’s in their earnings is at a relatively low rate because of the potential liquidity that they wanted for, potentially, uses of that cash. As part of the combined entity, obviously, that becomes more long-term nature, and increases the investment income.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Larry Glasscock - WellPoint - President & CEO

I’m sorry, Dave. I talked over you there. The investment income on the synergies — if you look at it as a pie of 100%, we think the investment synergies will be perhaps 20% of that, and then in corporate and shared services, approximately 50%; and then specialty, which will be important, obviously, is 30%.

John Rex - Bear Stearns - Analyst

All right. It sounds like the New York public asset fund will be receiving some WellPoint shares in exchange for the WellChoice shares. Is there going to be a schedule by which they would have to sell that down to satisfy Blue requirements or —?

Dave Colby - WellPoint - CFO & EVP

They will be around a 4% shareholder, and so they will have no restrictions; they will do with it as they see fit.

Operator

Matthew Borsch at Goldman Sachs.

Matthew Borsch - Goldman Sachs - Analyst

Just on the financial assumptions here, I know that you covered this. But what are you assuming in terms of the intangible amortization expense with this transaction?

Dave Colby - WellPoint - CFO & EVP

We would anticipate at this current price that the annual incremental amortization of identifiable intangible assets would be right around $90 million.

Matthew Borsch - Goldman Sachs - Analyst

Ninety million a year?

Dave Colby - WellPoint - CFO & EVP

Per year.

Matthew Borsch - Goldman Sachs - Analyst

Okay. And on a separate topic, could you characterize the kind of overlap that you think you will have with tri-state employers and where that may present an opportunity for the two companies together between Connecticut and New York?

Larry Glasscock - WellPoint - President & CEO

Mike, do you want to —?

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Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Mike Stocker - WellChoice - President & CEO

I’d be happy to talk about that. If you work in this marketplace, you realize that there’s a huge amount of overlap between Connecticut and New York. So we will then be able to integrate both companies and provide seamless service in that marketplace. A very large number of people who work in New York live in Connecticut, and this makes it much easier to provide them health insurance services.

Matthew Borsch - Goldman Sachs - Analyst

And just a last question on that, can you quantify the BlueCard host member overlap between the two companies?

Mike Stocker - WellChoice - President & CEO

Yes. It’s roughly 400,000 to 420,000 members.

Matthew Borsch - Goldman Sachs - Analyst

That’s the number that are counted on WellPoint’s enrollment count from — that are in WellChoice’s services territory?

Mike Stocker - WellChoice - President & CEO

That is correct.

Operator

Patrick Hojlo at Credit Suisse First Boston.

Patrick Hojlo - Credit Suisse First Boston - Analyst

You mentioned — I think it was Dr. Stocker — the potential for different or somewhat, I guess, stepped-up approach to senior market. Can you talk about that in a little more detail?

Mike Stocker - WellChoice - President & CEO

Sure. We think the senior market is going to be very attractive, and we are participating in the Medicare PPO, the Medicare HMO and the Part D program. And we have announced previously that we are below the average bidder in the area, in our service area, among the bidders.

That’s a market that lends itself well to intense management of the care and a close relationship with the seniors who are members. The fact is that this merger will help us substantially with that by adding resources to that activity. We’re excited about the marketplace, and scale is important in terms of establishing relationships with seniors. So we think it will add to our ability to serve that marketplace in our service area.

Patrick Hojlo - Credit Suisse First Boston - Analyst

Great. Can you talk, Dr. Stocker, about whether you considered any recent acquisitions of your own?

Mike Stocker - WellChoice - President & CEO

We always are considering acquisitions or M&A transactions, and we have referred to that in the past many times as we talked about that. Basically, we and the Board look really hard at what is the most important thing we can do for our shareholders in terms of value. And we have done that in the past; as you know, we made an effort to acquire Oxford in the past, and the decision here is based on what we think is the best value for the shareholders.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Patrick Hojlo - Credit Suisse First Boston - Analyst

One last quick question, can you talk about senior management’s employment agreements at WellChoice?

Mike Stocker - WellChoice - President & CEO

You faded out there at the end.

Patrick Hojlo - Credit Suisse First Boston - Analyst

Sorry about that. Just any employment agreements post the merger with the WellChoice folks. Can you speak about those?

Larry Glasscock - WellPoint - President & CEO

We have executed with Dr. Stocker a letter of understanding on his continued employment. We are extremely impressed with the senior management team at WellChoice, and Mike and I will be working very closely in the next few weeks to make sure that all of the team is focused on what we want them to do in the future.

Operator

(OPERATOR INSTRUCTIONS). Michael Baker at Raymond James.

Michael Baker - Raymond James - Analyst

My question was answered; thank you.

Operator

Peter Costa.

Peter Costa - FTN Midwest Securities - Analyst

Just a quick question on any collars or breakup fees or other share price adjustments as the stocks move around? And then any one-time charges you expect?

Larry Glasscock - WellPoint - President & CEO

There is no collar. There is a breakup fee, and that fee is about 3.5%. And then the third part of the question? I’m sorry.

Peter Costa - FTN Midwest Securities - Analyst

Any one-time merger fees or anything like that?

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Larry Glasscock - WellPoint - President & CEO

And we expect about a $15 million of day-one cost to make sure that we get this launched properly.

Dave Colby - WellPoint - CFO & EVP

I will point out that that’s included in the guidance and accretion that we talked about, not incremental.

I think I also want to just go back and clarify one answer. It is true that in terms of BlueCard host that there’s about 420,000 members that are sort of interrelated or in the WellChoice service area. The issue is WellChoice does not count host members, so in terms of when we report membership, if you just add the two companies up, it would be about a 100,000 member reduction, because, while we take away 420,000, we’ll be adding a little bit over 300,000. So nobody should just take the two membership numbers and just subtract 420,000.

Operator

Matthew Daley (ph), (multiple speakers) Asset Management.

Matthew Daley Analyst

I was wondering if you reviewed this transaction with the rating agencies and where you would eventually like your credit ratings to be, if you target any credit ratings? Thank you.

Dave Colby - WellPoint - CFO & EVP

Yes, we have had conversations and meetings, and they have been involved during the period of this discussion. I’m not going to speak for the rating agencies. I think they will come out with their own analysis, but I do not anticipate any significant changes by the rating agencies. And as we have said, our goal is to maintain or even potentially enhance our credit rating. We are BBB+ and I think that we need to at least stay at that level.

Operator

David Woodyatt at Harris Bank.

David Woodyatt - Harris Bank - Analyst

The $90 million a year you mentioned earlier in amortization of intangibles — are you including that as an expense or excluding it in your forward earnings comments?

Larry Glasscock - WellPoint - President & CEO

We’re assuming that is in expense; that’s a GAAP expense. So that is taken out of earnings and is incorporated into our guidance.

David Woodyatt - Harris Bank - Analyst

Thank you very much. I know that’s been your past policy.

Operator

Henry Cosilia (ph) at A-Line Associates (ph).

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Henry Cosilia - A-Line Associates (ph) - Analyst

Thank you. My question has been answered already.

Operator

John Chen (ph) at Cafe Financial.

John Chen - Cafe Financial - Analyst

I was calling to find out what kind of regulatory approvals does the deal require before closing.

Larry Glasscock - WellPoint - President & CEO

Okay. We will need regulatory approvals here in New York, and since WellChoice has a subsidiary in New Jersey, we’ll also need an approval in New Jersey from the regulators.

Operator

(OPERATOR INSTRUCTIONS). Matthew Borsch at Goldman Sachs.

Matthew Borsch - Goldman Sachs - Analyst

I just wanted to ask, on the assumption of accretion for ‘07, are you assuming a 15% organic earnings growth rate on the WellChoice business?

Larry Glasscock - WellPoint - President & CEO

I think our assumption is a slightly greater than 15% growth rate but not materially greater. And this would incorporate the expected earnings from the PBM contract and recent news there.

Operator

Josh Raskin at Lehman Brothers.

Josh Raskin - Lehman Brothers - Analyst

Just one question on the timing. I was wondering if you could give us a little bit of background. I know we’ll see that at some point in the filing, but I was wondering if you guys wanted to comment a little bit on the background and if there was any sort of catalyst or specific reason the transaction was occurring at this point?

Larry Glasscock - WellPoint - President & CEO

No. I can’t say that there’s any specific catalyst other than Mike and I and our boards were able to get together, and this seemed like a great opportunity to put these two companies together.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Dave Colby - WellPoint - CFO & EVP

And certainly our integration going well after our first two quarters made it something that we were comfortable with.

Larry Glasscock - WellPoint - President & CEO

And you’ll see the definitive agreement, and you’ll see that we are optimistic that we can move forward quickly on the regulatory front and hopefully get this approved as quickly as possible.

Josh Raskin - Lehman Brothers - Analyst

Do you guys have an expectation in terms of timing in the merger proxy?

Larry Glasscock - WellPoint - President & CEO

I can’t give you that timing right now.

Operator

Charles Boorady at Citigroup.

Charles Boorady - Citigroup - Analyst

I just wanted to follow up on the amortization of intangibles. The 90 million — was that for three quarters of ‘06, or is that a full-year amount? And is any of that tax-deductible?

Dave Colby - WellPoint - CFO & EVP

That is a full-year amount, and all the numbers that we have given you assumes a January 1st close as if we have it, which I think is possible. But again, it depends on how fast we can get going. And from a GAAP point of view, as you are aware, when you book the opening balance sheet, it is tax-deductible, whether it actually is or it actually winds up in deferred taxes, if you go back to your FAS on deferred taxes. But, from a modeling point of view, it is tax-deductible.

Charles Boorady - Citigroup - Analyst

And the $90 million was pre-tax, though?

Dave Colby - WellPoint - CFO & EVP

And the $90 million was a pretax number.

Operator

And, having no other questions in queue at this time, I would like to turn the conference back to Mr. Larry Glasscock for closing remarks.

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FINAL TRANSCRIPT

Sep. 27. 2005 / 10:15AM, WLP - WellPoint and WellChoice to Merge

Larry Glasscock - WellPoint - President & CEO

Thank you. Again, Mike and I want to reiterate with all of you how enthusiastic and truly optimistic we are about the combination of our two companies. We really believe that, together, our competitive position in the industry is strengthened and that our opportunities for both revenue and earnings growth have been expanded. We will benefit from the strategic fit and the significantly strengthened presence here in our Northeast region. And furthermore, we expect to obtain operational synergies that will help keep health insurance affordable.

And finally, by executing on all of our initiatives, we believe it is going to position us extremely well to create additional shareholder value for the future. So again, thank you very much for being part of the call this morning, and Mike and I hope you have a great day.

Operator

Ladies and gentlemen, thank you for your participation. A replay of this conference will be available beginning today at 12.30 central standard time and running until the end of the day on October 10, 2005. To access the replay, dial 888-203-1112 and use pass code 7258894. (OPERATOR INSTRUCTIONS). For international callers, the number is 719-457-0820 and use the same pass code of 7258894. Again, ladies and gentlemen, we do thank you for your participation, and you may now disconnect.

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